UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

LIVEVANTAGE CORPORATION

(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

53222K205

(CUSIP Number)

Dayton Judd

Sudbury Capital Fund, LP

136 Oak Trail

Coppell, TX 75019

972-304-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 26, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box.  [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 53222K205
(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Dayton Judd
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
(6)	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 643,023 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 643,023 (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 643,023
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
(13)	Percent of Class Represented by Amount in Row (11) 5.1% (2)
(14)	Type of Reporting Person (See Instructions) IN

(1)	Includes (i) 9,116 shares of Common Stock held indirectly by Mr. Judd through his SEP IRA; and (ii) 633,907 shares of Common Stock held by Sudbury Capital Fund, LP.

(2)	Based on 12,552,781 shares of Common Stock outstanding as of August 22, 2022, as reported in the Issuer’s Annual Report on Form 10-K filed on August 23, 2022.

CUSIP No. 53222K205
(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Sudbury Capital Fund, LP 38-3873725
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) WC
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 633,907
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 633,907
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 633,907
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
(13)	Percent of Class Represented by Amount in Row (11) 5.0% (1)
(14)	Type of Reporting Person (See Instructions) PN

(1)	Based on 12,552,781 shares of Common Stock outstanding as of August 22, 2022, as reported in the Issuer’s Annual Report on Form 10-K filed on August 23, 2022.

CUSIP No. 53222K205
(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Sudbury Holdings, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
(6)	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 633,907
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 633,907
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 633,907
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
(13)	Percent of Class Represented by Amount in Row (11) 5.0% (1)
(14)	Type of Reporting Person (See Instructions) HC

(1)	Based on 12,552,781 shares of Common Stock outstanding as of August 22, 2022, as reported in the Issuer’s Annual Report on Form 10-K filed on August 23, 2022.

CUSIP No. 53222K205
(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Sudbury Capital GP, LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
(6)	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 633,907
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 633,907
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 633,907
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
(13)	Percent of Class Represented by Amount in Row (11) 5.0% (1)
(14)	Type of Reporting Person (See Instructions) PN

(1)	Based on 12,552,781 shares of Common Stock outstanding as of August 22, 2022, as reported in the Issuer’s Annual Report on Form 10-K filed on August 23, 2022.

CUSIP No. 53222K205
(1)	Names of Reporting Persons/ I.R.S. Identification Nos. of Above Persons (Entities Only) Sudbury Capital Management, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
(6)	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 633,907
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 633,907
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 633,907
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
(13)	Percent of Class Represented by Amount in Row (11) 5.0% (1)
(14)	Type of Reporting Person (See Instructions) IA

(1)	Based on 12,552,781 shares of Common Stock outstanding as of August 22, 2022, as reported in the Issuer’s Annual Report on Form 10-K filed on August 23, 2022.

Item 1. Security and Issuer

This Statement relates to the Common Stock, par value $0.0001 per share (the "Common Stock"), of LiveVantage Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 3300 N. Triumph Blvd, Suite 700, Lehi, Utah 84043.

Item 2. Identity and Background

(a)

This Statement is filed by (i) Dayton Judd; (ii) Sudbury Capital Fund, LP, a Delaware limited partnership and pooled investment vehicle (the “Fund”); (iii) Sudbury Holdings, LLC, a Texas limited liability company and the general partner of Sudbury Capital GP, LP (“Holdings”); (iv) Sudbury Capital Management, LLC, a Texas limited liability company (the “Investment Adviser”); and (v) Sudbury Capital GP, LP, a Texas limited partnership and the General Partner of the Fund (the “General Partner”).

Mr. Judd is the Managing Member of the Investment Advisor and Partner and Manager of the General Partner.

Each of the Fund, Holdings, the General Partner, the Investment Advisor and Mr. Judd is referred to herein as a "Reporting Person" and collectively as the "Reporting Persons." The Reporting Persons are filing this Statement jointly. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of the Reporting Persons that they constitute a "group."

(b)	The address of the business office of Sudbury Capital Fund, LP, Sudbury Holdings, LLC, Sudbury Capital Management, LLC, Sudbury Capital GP, LP and Dayton Judd is 136 Oak Trail, Coppell, TX 75019.

(c)

The principal business of the Fund is serving as a private investment fund. The principal business of Holdings is to act as the provide management services to the General Partner.  The principal business of the General Partner is to provide investment advisory and management services to private investment funds, including the Fund. The General Partner has delegated the management of the Fund's investment program to the Investment Advisor. The principal business of the Investment Advisor is to provide investment advisory services, including to the Fund. The principal occupation of Mr. Judd is serving as investment manager and advisor to the Fund.

(d)

None of the Reporting Persons or any of their partners, managers, officers or other controlling persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

None of the Reporting Persons or any of their partners, managers, officers or other controlling persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Judd is a U.S. citizen.

Item 3. Source and Amount of Funds or Other Consideration

The securities reported herein were acquired by the Reporting Persons with an aggregate purchase price of $3,423,732 by the Fund, and $45,872 by Mr. Judd through his SEP IRA. Other than for those shares of Common Stock held indirectly by Mr. Judd through his SEP IRA, the source of funds used in purchasing the Issuer's securities was the working capital of the Fund.

Item 4. Purpose of Transaction

The Reporting Persons acquired the securities reported in this Statement for investment purposes. The Reporting Persons may in the future acquire additional shares of Common Stock or other Issuer securities or dispose of some or all of the shares of Common Stock or other securities held by the Reporting Persons in open-market transactions or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable subject to applicable securities law and regulations.

Mr. Judd has had several conversations with members of the management team and the Board of Directors of LifeVantage Corporation regarding opportunities to improve the performance of the business, including plans or proposals outlined in Item 4 of Schedule 13D.  The Reporting Persons reserve the right in the future to continue to formulate plans and take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons' investment, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, including a sale of the Issuer as a whole or in parts, board structure (including board composition) or operations of the Issuer, or changing their intention with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)

Other than Mr. Judd, who beneficially owns an aggregate of 643,023 shares of Common Stock, representing approximately 5.1% of the Issuer's shares of Common Stock, each of the Reporting Persons beneficially own 633,907 shares of Common Stock, which represents approximately 5.0% percent of the Issuer's outstanding shares of Common Stock. The Fund directly holds the number and percentage of shares disclosed as beneficially owned by it in the applicable table set forth on the cover page to this Statement. Other than the Fund and Mr. Judd, as disclosed in the applicable tables set forth on the cover page of this Statement, none of the other Reporting Persons directly hold any of the shares disclosed in this Statement.

Each percentage ownership of shares set forth in this Schedule 13D is based on 12,552,781 shares of Common Stock outstanding as of August 22, 2023, as reported in the Issuer’s Annual Report on Form 10-K filed on August 23, 2022.

Each of Holdings, as the general partner to the General Partner, the General Partner, as general partner to the Fund, and the Investment Advisor, as the investment manager to the Fund, may be deemed to be beneficial owners of the shares of Common Stock disclosed as directly owned by the Fund in this Statement. As principal of Holdings, the General Partner and the Investment Advisor, Mr. Judd may be deemed to be a beneficial owner of the shares of Common Stock disclosed as directly owned by the Fund in this Statement. Each of Holdings, the General Partner, the Investment Advisor and Mr. Judd expressly disclaims beneficial ownership of the Fund's shares of Common Stock.

(b)

The Fund beneficially owns, and has the shared power to direct the voting and disposition of, the shares of Common Stock disclosed as beneficially owned by the Fund in the applicable table set forth on the cover page to this Statement. Holdings, as the indirect general partner of the General Partner, may be deemed to have the shared power to direct the voting and disposition of the shares of Common Stock held by the Fund.  The General Partner, as the general partner of the Fund, has the shared power to direct the voting and disposition of the shares of Common Stock held by the Fund. The Investment Advisor, as the investment manager of the Fund, has the shared power to direct the voting and disposition of the shares of Common Stock held by the Fund. Mr. Judd, as principal of Holdings, the General Partner and the Investment Advisor, may also be deemed to have the shared power to direct the voting and disposition of the shares of Common Stock held by the Fund.

(c)	The transactions effected by each of the Reporting Persons during the 60 days prior to the date of this Schedule 13D are set forth in Schedule A.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 2, 3 and 4 hereof is hereby incorporated herein by reference. Other than as described in Items 2, 3, and 4 hereof, there are no other contracts, arrangements, understanding or relationships (legal or otherwise) with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

Not applicable.

SIGNATURES

Date: September 6, 2022	By:	/s/ Dayton Judd
Dayton Judd

Date: September 6, 2022	Sudbury Capital Fund, LP

	By:	/s/ Dayton Judd Name: Dayton Judd Title: Member of the General Partner of the General Partner of Sudbury Capital Fund, LP

Date: September 6, 2022	Sudbury Holdings, LLC

	By:	/s/ Dayton Judd Name: Dayton Judd Title: Sole Member

Date: September 6, 2022	Sudbury Capital GP, LP

	By:	/s/ Dayton Judd Name: Dayton Judd Title: Member of the General Partner of Sudbury Capital GP, LP

Date: September 6, 2022	Sudbury Capital Management, LLC

	By:	/s/ Dayton Judd Name: Dayton Judd Title: Managing Member

SCHEDULE A

Transactions in Common Stock by Dayton Judd (1)

Date	Number of Shares of Common Stock Purchased	Purchase Price Per Share of Common Stock (2)

August 31, 2022	5,000	$3.72

(1)	Represents shares held indirectly in the Reporting Person’s SEP IRA account.

Transactions in Common Stock by Sudbury Capital Fund, LP

Date	Number of Shares of Common Stock Purchased	Purchase Price Per Share of Common Stock (2)

July 11, 2022	1,000	$4.04
July 12, 2022	4,440	$4.11
July 13, 2022	1,506	$4.10
July 14, 2022	8,987	$4.11
July 15, 2022	1,443	$4.11
July 18, 2022	7,732	$4.17
July 20, 2022	1,330	$4.20
July 21, 2022	68,486	$4.21
July 22, 2022	20,050	$4.25
July 25, 2022	15,071	$4.22
July 26, 2022	3,400	$4.30
July 27, 2022	36,049	$4.29
August 1, 2022	500	$4.15
August 2, 2022	15,700	$4.09
August 3, 2022	15,629	$4.16
August 4, 2022	18,859	$4.14
August 5, 2022	6,588	$4.08
August 12, 2022	5,040	$4.20
August 15, 2022	19,076	$4.16
August 17, 2022	8,057	$4.19
August 18, 2022	6,814	$4.23
August 19, 2022	4,928	$4.37
August 22, 2022	1,120	$4.28
August 23, 2022	3,800	$4.33
August 24, 2022	5,533	$3.99
August 25, 2022	5,209	$3.97
August 26, 2022	2,463	$3.86
August 29, 2022	6,043	$3.77
August 30, 2022	2,103	$3.78

(2)	Each transaction was effected by a broker in the open market and is inclusive of commissions.